Filed Pursuant to Rule 433
Registration No. 333-180289
Dated February 20, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012,
Equity Index Underlying Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Averaging Notes

▸ Averaging Notes Linked to a reference asset consisting of the S&P 500® Index, the MSCI Singapore Free Index[SM] and the WisdomTree® India Earnings Fund

▸ 5.5-year maturity

▸ Exposure to any positive return of the reference asset, based on the average closing levels of the reference asset components on the quarterly observation dates over the term of the Notes

▸ If the average of the closing levels of the reference asset on the quarterly observation dates is equal to or lower than the initial level, then the Notes will pay principal at maturity

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Averaging Notes (each a "Note" and collectively the "Notes") will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-2 of the accompanying ETF Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.025% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-20 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Averaging Notes

▸ *Linked to an equally weighted basket consisting of the S&P 500® Index, the MSCI Singapore Free Index^SM and the WisdomTree® India Earnings Fund*

Indicative Terms

Principal Amount	$1,000 per Note
Reference Asset	An equally weighted basket consisting of the following indices and exchange traded fund (each a "Reference Asset Component" and together, the "Reference Asset Components"): S&P 500® Index ("SPX"), the MSCI Singapore Free Index^SM ("SIMSCI") and the WisdomTree® India Earnings Fund ("EPI").
Term	5.5 years
Reference Return	$\dfrac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$
Payment at Maturity per Note	**If the Reference Return is greater than zero**, you will receive**:** $1,000 + ($1,000 × Reference Return) **If the Reference Return is less than or equal to zero**, you will receive the $1,000 Principal Amount.
Initial Basket Level	Set to 100 on the Pricing Date
Final Basket Level	The Basket Closing Level on the Final Valuation Date
Trade Date	February 22, 2013
Pricing Date	February 25, 2013
Original Issue Date	February 28, 2013
Final Valuation Date	August 23, 2018
Maturity Date	August 28, 2018
Observation Dates	See page FWP-5
CUSIP/ISIN	40432XBQ3/US40432XBQ34

The Notes

The Notes provide an opportunity for potentially positive returns if the Final Basket Level is higher than the Initial Basket Level. The Final Basket Level will be a function of the average of the closing levels of the Reference Asset Components on each of the quarterly observation dates over the term of the Notes. If the Final Basket Level is less than the Initial Basket Level, the Notes provide full repayment of principal at maturity, subject to the credit risk of HSBC.

The offering period for the Notes is through **February 22, 2013**



Features of Quarterly Averaging

► The return on securities with quarterly averaging, such as the Notes, may be less volatile compared to securities where the return is fixed from point to point. However, the effect of the quarterly averaging may reduce the return on the Notes under certain market conditions.

► As compared with the point to point payoff method, a quarterly averaging payoff method may yield a higher final return in the event the Reference Asset Components increase over the term of the Notes but decline near the end. However, it may yield a lower final return in the event that the Reference Asset Components decline over most of the term of the Notes but increase near the end.

► Averaging will not reflect the full performance of the Reference Asset Components if the Reference Asset Components steadily increase over the term of the Notes.

Information about the Reference Asset

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.



The graph above illustrates the daily five-year performance of the Reference Asset Component through February 19, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on this Reference Asset Component please see "S&P 500® Index" on page FWP-15 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding this Reference Asset Component from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about this Reference Asset Component.

MSCI Singapore Free Index^SM

The SIMSCI tracks the performance of the Singaporean equities market. The SIMSCI is a free-float adjusted capitalization weighted index and aims to capture 85% of the publically available market capitalization. Companies are subject to a global minimum size requirement. The SIMSCI is based on the Global Investable Market Indices methodology.



The graph above illustrates the daily five-year performance of the Reference Asset Component through February 19, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on this Reference Asset Component please see "MSCI Singapore Free Index^SM" beginning on page FWP-16. We have derived all disclosure regarding this Reference Asset Component from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about this Reference Asset Component.

WisdomTree® India Earnings Fund

The EPI is an exchange-traded fund that seeks to track the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index (the "underlying index"). The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.



The graph above illustrates the daily five-year performance of the Reference Asset Component through February 19, 2013. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on this Reference Asset Component please see "WisdomTree® India Earnings Fund" on page FWP-17. We have derived all disclosure regarding this Reference Asset Component from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about this Reference Asset Component.

HSBC USA Inc.
Averaging Notes

HSBC ◆

Linked to an equally weighted basket consisting of the S&P 500® Index, the MSCI Singapore Free IndexSM and the WisdomTree® India Earnings Fund

The offering of Notes will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of an equally weighted basket consisting of the S&P 500® Index, the MSCI Singapore Free IndexSM and the WisdomTree® India Earnings Fund (together, the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The underlying basket consisting of the following two indices and one exchange traded fund (each a "Reference Asset Component" and together, the "Reference Asset Components"): S&P 500® Index ("SPX"), the MSCI Singapore Free IndexSM ("SIMSCI") and the WisdomTree® India Earnings Fund ("EPI").
Trade Date:	February 22, 2013
Pricing Date:	February 25, 2013
Original Issue Date:	February 28, 2013
Final Valuation Date:	August 23, 2018. The Final Valuation Date is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, as applicable.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be August 28, 2018. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, as applicable.
Observation Dates:	The 23rd calendar day of each February, May, August, and November, commencing May 23, 2013 to and including the Final Valuation Date. There will be a total of 22 Observation Dates over the term of the Notes. If a scheduled Observation Date is not a scheduled trading day, the next scheduled trading day shall be such Observation Date. The Observation Dates are subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, as applicable.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$
Payment at Maturity per Note:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to: $1,000 + ($1,000 × Reference Return) *If the Reference Return is less than or equal to zero*, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.
Initial Basket Level:	Set to 100 on the Pricing Date
Final Basket Level:	The Basket Closing Level on the Final Valuation Date
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 × (1 + (sum of the following products: each Reference Asset Component Return multiplied by its respective Component Weighting of 1/3))
Reference Asset Component Return:	For each of the Reference Asset Components, the Reference Asset Component Return refers to the return for that Reference Asset Component. The return is expressed as the percentage change from the Initial Component Level of that Reference Asset Component to its Average Component Level, as follows: $$\frac{\text{Average Component Level} - \text{Initial Component Level}}{\text{Initial Component Level}}$$
Initial Component Level:	With respect to each Reference Asset Component, its Official Closing Level (as defined below) on the Pricing Date, as determined by the calculation agent.

Average Component Level:	The Average Component Level for each Reference Asset Component is equal to the arithmetic average of its Official Closing Levels on each of the 22 quarterly Observation Dates.
Official Closing Level:	With respect to each Reference Asset Component, the closing level or closing price, as applicable, on any scheduled trading day as determined by the calculation agent based upon the closing level or closing price, as applicable, displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the SIMSCI, "SIMSCI <INDEX>" and with respect to the EPI, "EPI UP <EQUITY>", or on any respective successor page on the Bloomberg Professional® service or any successor service, as applicable. The Official Closing Level of the EPI is subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432XBQ3/US40432XBQ34

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012, the Equity Index Underlying Supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in those documents, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-3 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-2 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement ,Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The ETF Underlying Supplement at http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Payment at Maturity, which is an amount in cash, described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to:

$1,000 + ($1,000 × Reference Return)

If the Reference Return is less than or equal to zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of Notes, equal to the $1,000 Principal Amount.

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc, is the reference sponsor. With respect to the SIMSCI, MSCI, Inc. is the reference sponsor. With respect to the EPI, WisdomTree Asset Management, Inc. is the reference issuer.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You seek an investment with returns linked to the potential positive average performance of the Reference Asset and you believe that the average performance of the Reference Asset will exceed the performance of the Reference Asset as measured solely by the change from the Pricing Date to the Final Valuation Date.

▶ You are comfortable receiving only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the relevant Reference Asset Components or the Reference Asset Component itself, as applicable.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You are unwilling to receive only the Principal Amount of your Notes at maturity if the Reference Return is below zero.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the relevant Reference Asset Components or the Reference Asset Component itself, as applicable.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement, on page S-1 of the accompanying Equity Index Underlying Supplement and on page S-2 of the ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising the relevant Reference Asset Component or the Reference Asset Component itself, as applicable. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "--- General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Risks Associated with Non-U.S. Companies" in the Equity Index Underlying Supplement and in the ETF Underlying Supplement;

▶ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement and in the ETF Underlying Supplement;

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement and in the ETF Underlying Supplement;

▶ "— The Notes Will Not Be Adjusted for Changes in Exchange Rates" in the Equity Index Underlying Supplement;

▶ "— The Notes Are Subject to Currency Exchange Risk" in the ETF Underlying Supplement; and

▶ "—There Are Risks Associated with Emerging Markets" in the Equity Index Underlying Supplement and in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Because the Average Component Level is based on an average of the Official Closing Levels of the Reference Asset Components on each Observation Date throughout the term of the Notes, the Average Component Level may be less than the Official Closing Level of the Reference Asset Components on the Final Valuation Date.

Because the Average Component Level is calculated by reference to an average of the Official Closing Levels of the Reference Asset Components on various Observation Dates throughout the term of the Notes, the Average Component Level, as so calculated, may be less than the Official Closing Level of the Reference Asset Components on the Final Valuation Date. As a result, the Payment at Maturity you receive may be less than the return you would receive if the Payment at Maturity was based solely on the Official Closing Levels of one or more of the Reference Asset Components on the Final Valuation Date. This difference could be particularly large if there is a significant increase in the Official Closing Level of the Reference Asset Components during the latter portion of the term of the Notes. Additionally, the secondary market value of the Notes, if such a market exists, will be impacted by the Official Closing Level of the Reference Asset Components on any previous Observation Dates, in that those levels will impact the amount payable at maturity.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The Reference Asset may be volatile.

While the Reference Asset has been designed in part to mitigate the effects of volatility by linking to equity securities in three different international markets, there is no assurance that it will be successful in doing so. It is also possible that the features of the Reference Asset designed to address the effects of volatility will instead adversely affect the return of the Reference Asset and, consequently, the return on your Notes.

The Reference Asset Components may not move in tandem, and gains in one Reference Asset Component may be offset by declines in the other Reference Asset Components.

Price movements in the Reference Asset Components may not move in tandem with each other. At a time when the level or price of one or more of the Reference Asset Components increase, the levels or prices of one or more of the other Reference Asset Components may decrease.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors or the reference issuer of each Reference Asset Component concerning additions, deletions and substitutions of the constituents comprising the Reference Asset Components and the manner in which the reference sponsors or reference issuer take account of certain changes affecting those constituents may affect the levels or prices of the Reference Asset Components. The policies of the reference sponsors and the reference issuer with respect to the calculation of the Reference Asset Components could also affect the level or price of the Reference Asset Components. The reference sponsors or reference issuer may discontinue or suspend calculation or dissemination of the Reference Asset Components. Any such actions could affect the value of and return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the amounts owed to you under the terms of the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the agent's commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

Risks Associated with foreign securities markets.

Because stocks or companies included in two of the Reference Asset Components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Lack of liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the Average Component Level of the Reference Asset Components. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial levels of the Reference Asset Components used in the illustrations below are not expected to be the actual initial levels of the Reference Asset Components. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. The Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table and examples below have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in Notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Total Return" below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount of Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. You should not take the below illustration as an indication or assurance of the expected performance of the Reference Asset or the return of the Notes.

The following table and examples assume the following:

‣ Principal Amount: $1,000
‣ Initial Basket Level: 100

Hypothetical Final Basket Level	Hypothetical Reference Return	Hypothetical Total Return
200	100.00%	100.00%
190	90.00%	90.00%
180	80.00%	80.00%
170	70.00%	70.00%
160	60.00%	60.00%
150	50.00%	50.00%
140	40.00%	40.00%
130	30.00%	30.00%
120	20.00%	20.00%
115	15.00%	15.00%
110	10.00%	10.00%
105	5.00%	5.00%
102	2.00%	2.00%
101	1.00%	1.00%
100	**0.00%**	**0.00%**
99	-1.00%	0.00%
98	-2.00%	0.00%
95	-5.00%	0.00%
90	-10.00%	0.00%
85	-15.00%	0.00%
80	-20.00%	0.00%
70	-30.00%	0.00%
60	-40.00%	0.00%
50	-50.00%	0.00%
40	-60.00%	0.00%
30	-70.00%	0.00%
20	-80.00%	0.00%
10	-90.00%	0.00%
0	-100.00%	0.00%

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Asset increases over the term of the Notes.

OBSERVATION DATES	SPX OFFICIAL CLOSING LEVELS	SIMSCI OFFICIAL CLOSING LEVELS	EPI OFFICIAL CLOSING PRICES
INITIAL COMPONENT LEVEL:	**1,500.00**	**20.00**	**375.00**
Quarter 1	1,510.00	20.50	380.00
Quarter 2	1,520.00	21.00	385.00
Quarter 3	1,530.00	21.50	390.00
Quarter 4	1,540.00	22.00	395.00
Quarter 5	1,550.00	22.50	400.00
Quarter 6	1,560.00	23.00	405.00
Quarter 7	1,570.00	23.50	410.00
Quarter 8	1,580.00	24.00	415.00
Quarter 9	1,590.00	24.50	420.00
Quarter 10	1,600.00	25.00	425.00
Quarter 11	1,610.00	25.50	430.00
Quarter 12	1,620.00	26.00	435.00
Quarter 13	1,630.00	26.50	440.00
Quarter 14	1,640.00	27.00	445.00
Quarter 15	1,650.00	27.50	450.00
Quarter 16	1,660.00	28.00	455.00
Quarter 17	1,670.00	28.50	460.00
Quarter 18	1,680.00	29.00	465.00
Quarter 19	1,690.00	29.50	470.00
Quarter 20	1,700.00	30.00	475.00
Quarter 21	1,710.00	30.50	480.00
Quarter 22 (Final Valuation Date)	1,720.00	31.00	485.00
Average Component Level:	1,610.00	25.50	430.00
Reference Asset Component Return:	7.33%	27.50%	14.67%
Reference Return:	**16.50%**		
Total Return:	**16.50%**		

In this example, the total return you would receive is 16.50%.

If the Reference Return is greater than zero, the Payment at Maturity per $1,000 Principal Amount of Notes will equal $1,000 + ($1,000 x Reference Return). Accordingly, the Payment at Maturity in this example would equal $1,000 plus $1,000 times 16.50%, or $1,165.00.

Example 1 shows that where the Reference Return is greater than zero, the investor will be paid a return based on the Reference Return.

In addition, Example 1 shows that the Average Component Levels may be less than the Official Closing Levels on the Final Valuation Date. In that case the Payment at Maturity does not reflect the full performance of the Reference Asset during the term of the Notes (i.e., does not reflect the full performance measured as the difference between the Initial Component Levels and the Official Closing Levels on the Final Valuation Date).

Example 2: The Reference Asset declines over the term of the Notes.

OBSERVATION DATES	SPX OFFICIAL CLOSING LEVELS	SIMSCI OFFICIAL CLOSING LEVELS	EPI OFFICIAL CLOSING PRICES
INITIAL COMPONENT LEVEL:	**1,500.00**	**20.00**	**375.00**
Quarter 1	1,490.00	19.50	370.00
Quarter 2	1,480.00	19.00	365.00
Quarter 3	1,470.00	18.50	360.00
Quarter 4	1,460.00	18.00	355.00
Quarter 5	1,450.00	17.50	350.00
Quarter 6	1,440.00	17.00	345.00
Quarter 7	1,430.00	16.50	340.00
Quarter 8	1,420.00	16.00	335.00
Quarter 9	1,410.00	15.50	330.00
Quarter 10	1,400.00	15.00	325.00
Quarter 11	1,390.00	14.50	320.00
Quarter 12	1,380.00	14.00	315.00
Quarter 13	1,370.00	13.50	310.00
Quarter 14	1,360.00	13.00	305.00
Quarter 15	1,350.00	12.50	300.00
Quarter 16	1,340.00	12.00	295.00
Quarter 17	1,330.00	11.50	290.00
Quarter 18	1,320.00	11.00	285.00
Quarter 19	1,310.00	10.50	280.00
Quarter 20	1,300.00	10.00	275.00
Quarter 21	1,290.00	9.50	270.00
Quarter 22 (Final Valuation Date)	1,280.00	9.00	265.00
Average Component Level:	1,390.00	14.50	320.00
Reference Asset Component Return:	-7.33%	-27.50%	-14.67%
Reference Return:	**-16.50%**		
Total Return:	**0.00%**		

If the Reference Return is less than or equal to zero, the Payment at Maturity per $1,000 Principal Amount of Notes will be equal to the $1,000 Principal Amount.

In this example, the total return you would receive is 0.00%.

INFORMATION RELATING TO THE REFERENCE ASSET COMPONENTS

S&P 500® Index

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of February 19, 2013 were: Information Technology, Financials, Health Care, Consumer Discretionary, and Energy.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the SPX.

For more information about the SPX see "The S&P 500® Index" beginning on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from February 19, 2008 through February 19, 2013. The closing level for the SPX on February 19, 2013 was 1,530.94. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on any of the quarterly Observation Dates.

The MSCI Singapore Free Index[SM]

Description of the SIMSCI

The SIMSCI tracks the performance of the Singaporean equities market. The SIMSCI is a free-float adjusted capitalization weighted index and aims to capture 85% of the publically available market capitalization. Companies are subject to a global minimum size requirement. The SIMSCI is based on the Global Investable Market Indices methodology.

For more information about the SIMSCI, see "MSCI Indices" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SIMSCI

The following graph sets forth the historical performance of the SIMSCI based on the daily historical closing levels from February 19, 2008 through February 19, 2013. The closing level for the SIMSCI on February 19, 2013 was 372.50. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SIMSCI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SIMSCI any of the quarterly Observation Dates.

The WisdomTree® India Earnings Fund

Description of the EPI

We have derived all information contained in this free writing prospectus regarding the index fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by, the WisdomTree Trust ("WTT"). We have not independently verified the accuracy or completeness of the information derived from these public sources. The index fund is an investment portfolio maintained and managed by WTT. Wisdom Tree Asset Management, Inc. ("WTAM") is currently the investment adviser to the index fund, and Mellon Capital Management Corporation is the sub-adviser to the index fund. The index fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "EPI."

WTT is a registered investment company that consists of numerous separate investment portfolios, including the index fund. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents, and we have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in this free writing prospectus.

Investment Objective and Strategy

The index fund is an exchange-traded fund that seeks to track the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index (the "underlying index"). The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance. The inception date of the underlying index was December 3, 2007. The level of the underlying index is reported by Bloomberg L.P. under the ticker symbol "MVIDX."

The index fund pursues a "passive" or indexing approach in attempting to track the performance of the underlying index. The index fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the underlying index. The index fund generally uses a "Representative Sampling" strategy to achieve its investment objective, meaning that it generally will invest in a sample of the securities whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the underlying index as a whole.

Under normal circumstances, at least 95% of the index fund's total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the underlying index. To the extent that the underlying index concentrates (*i.e.*, holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the index fund will concentrate its investments to approximately the same extent as the underlying index.

The Underlying Index

The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.

The underlying index consists only of companies that:
- are incorporated in India;
- are listed on a major stock exchange in India;
- have generated at least $5 million in earnings in their fiscal year prior to the annual index rebalance;
- have a market capitalization of at least $200 million on the annual index rebalance;
- have an average daily dollar trading volume of at least $200,000 for each of the six months prior to the annual index rebalance;
- have traded at least 250,000 shares per month for each of the six months prior to the annual index rebalance; and
- have a price to earnings ratio ("P/E ratio") of at least 2 as of the annual index rebalance.

Companies are weighted in the underlying index based on reported net income in their fiscal year prior to the annual index rebalance. The reported net income number is then multiplied by a second factor developed by Standard & Poor's called the "Investability Weighting Factor" ("IWF"). The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased. The product of the reported net income and IWF is known at the "Earnings Factor." Companies are weighted by the proportion of each individual earnings factor relative to the sum of all earnings factors within the underlying index.

Notwithstanding the criteria used to determine and calculate the underlying index, no assurances can be given that the underlying index will have a positive return during the term of the Notes.

The maximum weight of any one sector in the underlying index, at the time of the underlying index's annual rebalance, is capped at 25%. In response to market conditions, sector weights may fluctuate above 25% between annual index rebalance dates.

WisdomTree Investments, Inc. ("WTI"), as index provider, currently uses Standard & Poor's Global Industry Classification Standards to define companies in each sector of the underlying index. The following sectors are included in the underlying index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industry groups. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

As of February 19, 2013, there were 220 components in the underlying index, with a total index market capitalization of $1.03 trillion. As of February 19, 2013, 57.37% of the weight of the index consisted of securities with market capitalizations of over $10 billion, 30.08% of the underlying index consisted of securities with market capitalizations of between $2 and $10 billion, and 12.55% of the underlying index consisted of companies with market capitalizations of less than $2 billion. Set forth in the table below are the top ten components of the underlying index by weight, as of February 19, 2013:

Component	Weight
1. Reliance Industries Ltd	8.43%
2. Oil & Natural Gas Corp Ltd	6.97%
3. Infosys Technology	6.67%
4. Tata Motors Ltd	4.67%
5. Housing Development Finance Co	4.40%
6. ICICI Bank Ltd	2.89%
7. Tata Consultancy Services Ltd	2.44%
8. State Bank of India Ltd	2.32%
9. HDFC Bank Ltd	2.05%
10. Axis Bank Ltd	1.98%

Set forth in the table below are the industry groups of the underlying index by weight, as of February 19, 2013.

Industry Group	Weight
1. Energy	20.48%
2. Banks	19.88%
3. Software & Services	13.04%
4. Materials	10.45%
5. Capital Goods	9.61%
6. Diversified Financials	5.41%
7. Utilities	4.55%
8. Automobiles & Components	3.83%
9. Pharmaceuticals, Biotechnology & Life Sciences	3.22%
10. Food Beverage & Tobacco	2.40%

Historical Performance of the EPI

The following graph sets forth the historical performance of the EPI based on the daily historical closing levels from February 19, 2008 through February 19, 2013. The closing level for the EPI on February 19, 2013 was 19.41. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical levels of the EPI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the EPI any of the quarterly Observation Dates.



Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
2/25/2008*	3/31/2008	$26.16	$21.20	$22.82
4/1/2008	6/30/2008	$25.50	$18.22	$18.22
7/1/2008	9/30/2008	$21.43	$14.91	$15.97
10/1/2008	12/31/2008	$15.97	$8.84	$11.35
1/2/2009	3/31/2009	$12.12	$8.95	$10.94
4/1/2009	6/30/2009	$18.92	$11.47	$17.35
7/1/2009	9/30/2009	$21.03	$15.85	$21.03
10/1/2009	12/31/2009	$22.34	$19.18	$22.07
1/4/2010	3/31/2010	$23.44	$20.23	$23.33
4/1/2010	6/30/2010	$24.29	$20.45	$22.75
7/1/2010	9/30/2010	$26.57	$22.68	$26.37
10/1/2010	12/31/2010	$28.71	$24.60	$26.39
1/3/2011	3/31/2011	$26.68	$21.94	$24.79
4/1/2011	6/30/2011	$25.51	$22.25	$23.96
7/1/2011	9/30/2011	$24.38	$18.15	$18.15
10/3/2011	12/30/2011	$20.58	$15.49	$15.60
1/3/2012	3/30/2012	$21.56	$16.23	$19.28
4/2/2012	6/29/2012	$19.56	$15.62	$17.23
7/2/2012	9/30/2012	$18.94	$16.36	$18.94
10/1/2012	12/31/2012	$19.84	$17.72	$19.37
1/2/2013	2/19/2013**	$20.50	$19.02	$19.41

* The underlying shares began trading publicly on February 25, 2008. As a result, there is limited trading information for the first quarter of 2008 and no trading information prior to that date. This limited historical performance for the underlying shares is not necessarily indicative of its future performance.

** As of the information set forth above for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through February 19, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, you will not be entitled to any additional payments, other than your Principal Amount, with respect to the Notes. The accelerated Maturity Date will be the third business day following the date of acceleration, and on such accelerated Maturity Date, you will be entitled to receive $1,000 per $1,000 Principal Amount of Notes you hold.

For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.025% in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments", in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.00% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,116.80 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2013	$17.01
2014	$20.64
2015	$21.05
2016	$21.48
2017	$21.92
2018	$14.70

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives—Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset Component, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset Component, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset Component, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset Component, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

General FWP-7
Payment at Maturity FWP-7
Investor Suitability FWP-8
Risk Factors FWP-9
Illustrative Examples FWP-12
Information Relating to the Reference Asset Components FWP-15
Events of Default and Acceleration FWP-20
Supplemental Plan of Distribution (Conflicts of Interest) FWP-20
U.S. Federal Income Tax Considerations FWP-21

Equity Index Underlying Supplement

Risk Factors S-1
The S&P 500® Index S-6
The S&P 100® Index S-10
The S&P MidCap 400® Index S-14
The S&P 500 Low Volatility Index S-18
The Russell 2000® Index S-21
The Dow Jones Industrial Average℠ S-25
The Hang Seng China Enterprises Index® S-27
The Hang Seng® Index S-30
The Korea Stock Price Index 200 .... S-33
MSCI Indices S-36
The EURO STOXX 50® Index S-40
The PHLX Housing Sector℠ Index S-42
The TOPIX® Index S-46
The NASDAQ-100 Index® S-49
S&P BRIC 40 Index S-53
The Nikkei 225 Index S-56
The FTSE™ 100 Index S-58
Other Components S-60
Additional Terms of the Notes S-60

ETF Underlying Supplement

Risk Factors S-2
Reference Sponsors S-8
The SPDR® Dow Jones Industrial Average℠ ETF Trust S-8
The POWERSHARES QQQ TRUST℠, SERIES 1 .... S-11
The iShares® MSCI Mexico Investable Market Index Fund S-15
The iShares® MSCI Brazil Index Fund S-18
The iShares® MSCI Emerging Markets Index Fund S-21
The iShares® MSCI EAFE Index Fund S-24
The SPDR S&P 500 ETF Trust S-26
The Market Vectors Gold Miners ETF S-30
The iShares® Dow Jones U.S. Real Estate Index Fund S-33
The iShares® FTSE China 25 Index Fund S-36
The iShares® S&P Latin America 40 Index Fund S-39
The Financial Select Sector SPDR® Fund S-42
The iShares® Dow Jones Transportation Average Index Fund S-45
The Energy Select SPDR® Fund S-47
The Health Care Select SPDR® Fund S-50
Other Components S-52
Additional Terms of the Notes S-52

Prospectus Supplement

Risk Factors S-3
  Risks Relating to Our Business S-3
  Risks Relating to All Note Issuances S-3
Pricing Supplement S-7
Description of Notes S-8
Use of Proceeds and Hedging S-30
Certain ERISA Considerations S-30
U.S. Federal Income Tax Considerations S-32
Supplemental Plan of Distribution (Conflicts of Interest) S-49

Prospectus

About this Prospectus 1
Risk Factors 1
Where You Can Find More Information 1
Special Note Regarding Forward-Looking Statements 2
HSBC USA Inc. 3
Use of Proceeds 3
Description of Debt Securities 3
Description of Preferred Stock 15
Description of Warrants 21
Description of Purchase Contracts 25
Description of Units 28
Book-Entry Procedures 30
Limitations on Issuances in Bearer Form 35
U.S. Federal Income Tax Considerations Relating to Debt Securities 35
Plan of Distribution (Conflicts of Interest) 51
Notice to Canadian Investors 53
Notice to EEA Investors 58
Certain ERISA Matters 59
Legal Opinions 60
Experts 60

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Averaging Notes

February 20, 2013

FREE WRITING PROSPECTUS